(ROYL)
News for Immediate Release
ROYALE BOARD NAMES JOHNNY JORDAN AS NEW CEO
January 07, 2019 -- San Diego, California – Royale Energy, Inc., (OTCQB : ROYL) today announced the appointment of Johnny Jordan to succeed Rod Eson as Chief Executive Officer (CEO). Following Mr. Eson’s decision to step down to focus attention on personal business matters, the company’s board of directors unanimously selected Johnny Jordan to serve as CEO.
Mr. Eson, who will continue to serve as a member of the board of directors, said “I am pleased to allow Mr. Jordan the opportunity to assume the leading role in this exciting new phase of company growth.”
Mr. Jordan became President and Chief Operating Officer as a result of the merger between Royale and Matrix in early 2018 and serves as a member of the board of directors.
Mr. Jordan is a petroleum engineer with expertise in acquisitions, field economics and reserves analysis, bank negotiations, reservoir and field operations, and multi-team interaction. Mr. Jordan has been active in the oil and gas industry since 1980 beginning as a floor hand on a well service rig. He has held various staff and supervisory positions for Exxon, Mack Energy, EOG and Venoco Corporation. As the leader of a multi-discipline team he added 455 BCF and 79 MMCFD through acquisitions (71 BCF) and field development (365 wells) in the Val Verde Basin in West Texas. Mr. Jordan has managed acquisition evaluations in many of the oil and gas producing basins in the US and has coordinated field development for various recovery mechanisms that include waterflood, tertiary flood, water drive oil and gas reservoirs, and pressure depletion fields with gas cap expansion or gravity drainage.
Mr. Jordan received a B.S. in Chemical Engineering from the University of Oklahoma in 1983 and is currently a member of the Society of Petroleum Engineers and the American Petroleum Institute.

About Royale Energy. Inc.
Royale Energy, Inc. (OTCQB: ROYL) is an independent exploration and production company focused on the acquisition, development, and marketing of oil and natural gas. The Company has its primary operations in California’s Los Angeles and Sacramento Basins.

Forward-Looking Statement
In addition to historical information contained herein, this news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, subject to various risks and uncertainties that could cause the company’s actual results to differ materially from those in the “forward-looking” statements. While the company believes its forward looking statements are based upon reasonable assumptions, there are factors that are difficult to predict and that are influenced by economic and other conditions beyond the company’s control. Investors are directed to consider such risks and other uncertainties discussed in documents filed by the company with the Securities and Exchange Commission.

Contact:
Royale Energy, Inc.
Chanda Idano
Director of Marketing & PR
619-383-6600
chanda@royl.com
http://www.royl.com